Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

January 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Larry Spirgel, Office Chief

Edwin Kim, Staff Attorney

Re:	Hanryu Holdings, Inc.

Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted

December 28, 2022

CIK No. 001911545

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated January 13, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Registration Statement on Form S-1 (the “Registration Statement”)

Prospectus Summary

Financial, page 4

1.	We note from your revised disclosure in response to prior comment 4 that you have no “advertising” revenue as of September 30, 2022. Considering advertising is not your only source of revenue, and as you have recognized revenue to date in fiscal 2022, please revise here to discuss the type of revenue generated for the period presented.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has generated revenue from marketing service sales, product sales and content sales through certain Company subsidiaries; however, the Company has not generated revenue from the FANTOO platform. The Company has added disclosure on page 4 of the Registration Statement clarifying as such. The Company has also updated disclosures on pages 5, 58, and 60 of the Registration Statement to further describe the sources of revenue generated.

Chang-Hyuk Kang Hanryu

Holdings, Inc. January 25,

2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators (“KPIs”), page 59

2.	Please explain and revise to clarify why ARPU, which is calculated based on total revenue, was zero in the first three quarters of fiscal 2022, particularly considering you generated revenue during the quarter ended September 30, 2022.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that ARPU is a metric used to measure average revenue per user only with respect to revenue generated from the FANTOO platform. The Company further advises the Staff that ARPU is a metric used to evaluate the monetization of the FANTOO platform. The Company has updated the relevant disclosures on page 59 of the Registration Statement clarifying as such. Additionally, the Company advises the Staff that it has performed an internal audit as part of the Company’s ongoing effort to review its KPIs and internal controls in order to actively track and capture its MAUs. As a result, the Company has updated the MAU figures on page 59 of the Registration Statement by removing what appear to be duplicative accounts in the previous MAU calculation.

Components of Results of Operations, page 60

3.	We note your revised disclosures where you state that you “intend” to generate revenue from retail and marketing services. Please revise to clarify that you have generated revenue from these revenue sources. Further, you refer to Hanryu Times and Hanryu Bank as “affiliated entities.” Revise throughout the filing to refer to these entities as your subsidiaries. If “affiliated entities” refers to entities other than your subsidiaries, please identify each entity and describe your relationship to each.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has made the requested changes on page 60 and throughout the Registration Statement.

Results of Operations

Revenue, page 62

4.	We note your revised disclosures in response to prior comment 9. Please further clarify, if true, that the $788,084 generated from “advertising sales” in the nine months ended September 30, 2022 was from the marketing services provided to the South Korean company.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff the $788,084 generated from “advertising sales” in the nine months ended September 30, 2022 was from marketing services provided to the South Korean company. The Company has updated the disclosure on page 62 of the Registration Statement clarifying as such.

Liquidity and Going Concern, page 66

5.	Please disclose the minimum period of time you will be able to conduct your planned operations using currently available resources without regard to the proceeds you expect to receive from this offering. Refer to Item 303(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has revised the relevant disclosure on page 67 of the Registration Statement disclosing the minimum period of time the Company will be able to conduct planned operations using currently available resources without regard to the proceeds we expect to receive from this offering.

Condensed Consolidated Statements of Operations, page F-3

6.	In response to prior comment 14, you state there was no recorded cost of revenue related to the marketing services, however, you disclose here that cost of revenue includes all direct labor, materials, telecommunications, printing, etc. As it would appear these type of costs were incurred to provide the marketing services, such as the production of marketing materials and video content and promotion of events, please explain why such costs are not reflected as cost of revenue, or revise.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has revised its cost of revenue figures throughout the Registration Statement to reflect that the $414,769 incurred to provide the marketing services was a cost of revenue. The Company has revised relevant disclosures throughout the Registration Statement clarifying as such.

Chang-Hyuk Kang Hanryu

Holdings, Inc. January 25,

2023

Notes to Condensed Consolidated Financial Statements Note 2 - Significant

Accounting Policies

Revenue Recognition, page F-11

7.	We note your response to prior comment 15. As previously requested, please revise here to include a discussion of your revenue recognition policy related to marketing services, including the type of services provided and how you determine when the related revenue is recognized.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the amount of marketing revenue recognized reflects the consideration that the Company expects to receive in exchange for the marketing services provided. To achieve this principle, the Company applies the following five-step approach under the guidelines of ASC 606:

1.	Identify the contract with the customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to performance obligations in the contract, and

5.	Recognize revenue when or as the Company satisfies a performance obligation.

All of the Company’s marketing services provided to its clients are governed by written contracts. The Company bills its clients based upon service fee arrangements. Revenues under service fee arrangements are recognized when the service is performed.

The Company records revenue from marketing service contracts with its customers through the execution of a written Service Agreement (“SA”) that are effectuated through Individual Statements of Work (“ISOW”) and with the applicable SA collectively a (“Contract”). The SA specifically defines the financial, service, and communication obligations between the client and the Company, while the ISOWs state the project objective, scope of work, and time frame in which the Company will be paid.

All of the Company’s marketing service contracts with customers have a duration of one (1) year or less, with over 90% being completed in less than 30 days. Revenue is recognized when the Company documents to the client via email with attached invoices, copies of ad runs, and other detail necessary to prove to the client that the performance obligation under the contract has been met. Since the vast majority of the Company's marketing contracts are less than 30 days in duration, Company has elected the right-to-invoice practical expedients method allowed under the ASC 606 revenue standard. The Company has revised the relevant disclosure on page F-12 of the Registration Statement to include the aforementioned discussion.

Notes to Consolidated Financial Statements Note 9 -

Investments, page F-61

8.	We note your response to prior comment 19 and your disclosures on page F-61, which state that for the SMC right you applied ASU 2016-01 in determining that it should be recorded as a “long-term investment.” Please provide us with a detailed analysis that specifies the specific section of the codification that was updated by ASU 2016-01 and the specific guidance in ASC 325, which you referenced in your October 28, 2022 response letter, that you applied in determining that the SMC right should be recognized as a “long- term investment,” or tell us any other accounting guidance considered and how you applied such guidance.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Company has extensively reviewed its accounting for the SMC right/lien of $2,935,658, which is currently categorized as a "long-term investment", and has determined that this asset should have been classified on the Company's balance sheet as a long-term "right of use asset" following the guidelines of ASC 842 since the underlying value of the lien is free rent. As a result, the Company has reclassified the long-term investment to a right of use asset as of June 30, 2021 which it is amortizing to rent expense on a straight line basis of approximately $23,000 (27,492,387 Korean Won) per month, beginning on July 1, 2021 - see notes 9 and 10 beginning on Page F-30 of the Registration Statement and notes 10 and 11 beginning on page F-72 of the Registration Statement.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang,
Chief Executive Officer

cc: Matthew Ogurick, Esq. of K&L Gates LLP